UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number  000-52262

RESTAURANT ACQUISITION PARTNERS, INC.
(Exact name of registrant as specified in its charter)

5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007
(407) 240-9190
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units consisting of one share of Common Stock and two Warrants
(Title of Class)

Common Stock, par value $0.0001 per share
(Title of Class)

Warrants exercisable for one share of Common Stock
(Title of Class)
(Title of each class of securities covered by this Form)

Units consisting of one share of Common Stock and two Warrants
Common Stock, $0.0001 Par Value
Warrants exercisable for one share of Common Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Units consisting of one share of Common Stock and two Warrants: 1
Common Stock, $0.0001 Par Value: 3
Warrants exercisable for one share of Common Stock: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Restaurant Acquisition Partners, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RESTAURANT ACQUISITION PARTNERS, INC.

Date:	August 21, 2008	By:	/s/ Christopher R. Thomas
Christopher R. Thomas
President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.